UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 12)

                        Penril DataComm Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  709 352 108
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 5, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.


                          PAGE 1 OF 10 PAGES

                               SCHEDULE 13D



CUSIP NO. 709 352 108                                 PAGE  2  OF  10  PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                     (B) X

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES                                  1,984,550
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING
                                 POWER

                                        -0-
             9                   SOLE
                                 DISPOSITIVE
                                 POWER

                                        1,984,550
             10                  SHARED
                                 DISPOSITIVE
                                 POWER

                                          -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,984,550

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7%

14           TYPE OF REPORTING PERSON

             CO

                           SCHEDULE 13D




CUSIP NO. 709 352 108                            PAGE  3  OF  10  PAGES




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James J. Cramer

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                      (B) X
3             SEC USE ONLY

4             SOURCE OF FUNDS

              N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

              7                      SOLE VOTING
                                     POWER
NUMBER OF
SHARES                                      -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8                      SHARED VOTING
                                     POWER

                                            1,984,550
              9                      SOLE
                                     DISPOSITIVE
                                     POWER

                                            -0-
              10                     SHARED
                                     DISPOSITIVE
                                     POWER

                                            1,984,550
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,984,550
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.7%
14            TYPE OF REPORTING PERSON

              IN

                   SCHEDULE 13D



CUSIP NO. 709 352 108                           PAGE  4  OF  10  PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                     (B) X
3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING
                                 POWER

                                        1,984,550
             9                   SOLE
                                 DISPOSITIVE
                                 POWER

                                        -0-
             10                  SHARED
                                 DISPOSITIVE
                                 POWER

                                        1,984,550
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,984,550
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7%
14           TYPE OF REPORTING PERSON

             IN

                                SCHEDULE 13D


CUSIP NO. 709 352 108                              PAGE  5  OF  10  PAGES




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cramer Partners, L.P.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                     (b) X


3             SEC USE ONLY

4             SOURCE OF FUNDS

              N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

              7                   SOLE VOTING
                                  POWER
NUMBER OF
SHARES
BENEFICIALLY                      1,984,550
OWNED BY EACH
REPORTING
PERSON
WITH
              8                   SHARED VOTING POWER

                                  -0-

              9                   SOLE
                                  DISPOSITIVE
                                  POWER


                                         1,984,550
              10                  SHARED
                                  DISPOSITIVE
                                  POWER

                                         -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,984,550
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.7%
14            TYPE OF REPORTING PERSON

              PN

                             SCHEDULE 13D


CUSIP NO.  709 352 108                           PAGE  6  OF  10  PAGES




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cramer Capital Corporation

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                        (b) X


3             SEC USE ONLY

4             SOURCE OF FUNDS

              N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
              7                      SOLE VOTING
                                     POWER
NUMBER OF
SHARES                                      1,984,550
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8                      SHARED VOTING
                                     POWER

                                            -0-
              9                      SOLE
                                     DISPOSITIVE
                                     POWER

                                            1,984,550
              10                     SHARED
                                     DISPOSITIVE
                                     POWER

                                            -0-
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,984,550
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.7%
14            TYPE OF REPORTING PERSON

              CO

CUSIP NO.  709 352 108                           PAGE  7  OF  10  PAGES

ITEM 1. SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated August 21, 1995, as amended by Amendment No. 1, dated September 7, 1995, as amended by Amendment No. 2, dated September 27, 1995, as amended by Amendment No. 3, dated October 11, 1995, as amended by Amendment No. 4, dated October 26, 1995, as amended by Amendment No. 5, dated
November 10, 1995, as amended by Amendment No. 6, dated January 2, 1996, as amended by Amendment No. 7, dated February 7, 1996, as amended by Amendment No. 8, dated May 29, 1996, as amended by Amendment No. 9, dated July 2, 1996, as amended by Amendment No. 10, dated July 15, 1996, and as amended by Amendment No. 11, dated October 18, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Penril DataComm Networks, Inc., (the "Issuer") a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          The 1,984,550 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of
          $22,872,327.56.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 1,984,550 Shares beneficially owned by the Reporting Persons, which constitute approximately 17.7% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,984,550 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 1,984,550 Shares.

          (c) Since the last filing, the Reporting Persons purchased shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases were made on the open market.

CUSIP NO.  709 352 108                           PAGE  8  OF  10  PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is amended by deleting on the second line the number "1,234,050" and replacing it with the number "1,984,550".

CUSIP NO. 709 352 108                           PAGE  9  OF  10  PAGES




                         SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996



                            J.J. CRAMER & CO.

                             By:/S/ JAMES J. CRAMER
                                Name:  James J. Cramer
                             Title: President


                           /S/ JAMES J. CRAMER
                             James J. Cramer


                           /S/ KAREN L. CRAMER
                             Karen L. Cramer


                             CRAMER PARTNERS, L.P.


                            By: CRAMER CAPITAL CORPORATION,
                              its general partner


                            By:/S/ JAMES J. CRAMER
                               Name:  James J. Cramer
                            Title: President

                                CRAMER CAPITAL CORPORATION

                            By:/S/ JAMES J. CRAMER
                               Name:  James J. Cramer
                            Title: President

CUSIP NO. 709 352 108                          PAGE  10  OF  10  PAGES


                                EXHIBIT B

                      Transactions in Common Stock
                             of The Company

  CRAMER PARTNERS, L.P.

                          NO. OF SHARES
    TRADE DATES          PURCHASED/SOLD       COST (SALES PRICE) PER SHARE      TYPE
     10/18/96                10,000                      14.250                   P
     10/23/96                 2,000                      14.250                   P
     10/29/96                10,000                      14.0625                  P
     10/30/96                25,000                      14.075                   P
     10/30/96                 1,000                      13.875                   P
     10/30/96                 5,000                      14.125                   P
      11/5/96                70,000                      14.8839                  P
      11/5/96                50,000                      14.6880                  P
      11/5/96                 5,000                      14.25                    P
      11/5/96                75,000                      15.007                   P
      11/6/96                75,000                      15.00                    P
      11/6/96                50,000                      15.00                    P
      11/6/96                97,500                      14.9599                  P
      11/7/96                50,000                      15.00                    P
     11/12/96                38,500                      15.375                   P
     11/12/96               186,500                      13.317                   P